UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Albright, Michael S.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   4/15/99
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Centex Corporation
   CTX
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President - Administration
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $0.25 per share    |32                    |D               |                                               |
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Common Stock, par value $0.25 per share    |2,869 (2)             |I               |Centex Profit Sharing & Ret. Plan              |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option Right to Buy     |7/19/96  |7/19/00  |Common Stock           |4,000    |$8.875    |D            |                           |
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Option Right to Buy     |4/1/97   |4/1/01   |Common Stock           |20,000   |$8.5625   |D            |                           |
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Option Right to Buy     |4/25/97  |5/25/04  |Common Stock           |6,000    |$12.5625  |D            |                           |
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Option Right to Buy     |___ (3)  |4/1/07   |Common Stock           |47,400 (4|$17.5625  |D            |                           |
                        |         |         |                       |)        |          |             |                           |
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Option Right to Buy     |___ (3)  |4/1/08   |Common Stock           |48,000 (5|$38.6875  |D            |                           |
                        |         |         |                       |)        |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Michael S. Albright was previously an insider of Centex Corporation with his last Form 4 being filed for May 1997. In January 1997, Mr. Albright took a non-insider position with a subsidiary of Centex Corporation. On April 15, 1999, Mr. Albright was appointed Senior Vice President -
Administration of Centex Corporation, as a result of which this Form 3 is being filed.
(2) Number of shares owned as of April 15, 1999 by Trustee of Centex Corporation Profit Sharing and Retirement Plan based on most recent information available to reporting person. Number of shares has been rounded down to the nearest whole number.
(3) Shares vest over four years with 20% vesting immediately upon the date of the grant and the remaining shares vesting at the rate of 20% per year over the next four years on the anniversary of the grant.
(4) Of such shares, 18,960 are not currently exercisable.
(5) Of such shares, 28,800 are not currently exercisable.
SIGNATURE OF REPORTING PERSON
\s\ Michael S. Albright
DATE
August 11, 1999